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                                                                      Exhibit 67

                         SAMSUNG ELECTRONICS CO., LTD.
                          COMPLETES TENDER OFFER FOR
                              AST RESEARCH, INC.


IRVINE, CA., August 8, 1997--Samsung Electronics Co., Ltd. announced today the successful completion of its cash tender offer to acquire all of the outstanding shares of AST Research, Inc. (NASDAQ: ASTA) not owned by Samsung for $5.40 per share.

Preliminary results indicate that as of the final expiration of the Offer at 5:00 p.m., New York City Time, on Friday, August 8, 1997, 28,537,986 shares (including 162,948 shares tendered by means of guaranteed delivery) had been tendered and not withdrawn, representing approximately 90% of the outstanding shares not owned by Samsung.

With the Offer completed, the previously announced merger of Samsung's wholly owned subsidiary AST Acquisition, Inc. with and into AST Research, Inc. is expected to be consummated Monday, August 11, 1997, pursuant to the short-form merger provisions of the Delaware General Corporation Law, whereby AST Research will become a subsidiary of Samsung. In the merger, each share of AST's common stock not purchased in the Offer (other than shares as to which appraisal rights are exercised) will be converted into the right to receive $5.40 in cash. Shortly following the merger, materials will be mailed to AST stockholders whose shares were not tendered, along with a letter of transmittal which will provide instructions to receive the $5.40 per share.